
Mail Stop 7010

August 11, 2006

Mr. Jim Lawn
Chief Financial Officer
Royal Group Technologies Ltd.
1 Royal Gate Boulevard
Woodbridge, Ontario, Canada L4L 8Z7

> **RE: Form 40-F for the Fiscal Year ended December 31, 2005**
> **Form 6-K for the Quarter ended March 31, 2006**
> **File No. 1-14242**

Dear Mr. Lawn:

We have reviewed your response letter dated July 6, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the year ended December 31, 2005

1. We have reviewed your response to prior comment 1 in our letter dated July 6, 2006. Please tell us whether it is possible under the IRS code to step up the basis of your assets for the net operating losses generated in the U.S. in the absence of an acquisition. If it is possible to step-up the basis of your assets based on feasible tax-planning strategies, it appears that a valuation allowance for your

deferred taxes would not have been necessary as of December 31, 2005. Accordingly, please amend your 2005 Form 40-F to reverse the valuation allowance or explain to us in a comprehensive manner why you did not consider the step up of your US assets as a prudent and feasible tax-planning strategy to support the realization of your deferred tax assets, pursuant to paragraph 22 of SFAS 109.

If the tax basis of the assets can only be stepped-up in the event of an acquisition, please amend your 2005 Form 40-F to include a comprehensive discussion of the events that arose in 2005 that required the recognition of a valuation allowance as of December 31, 2005, as compared to prior periods, based on the response you provided to us in your letter dated August 3, 2006.

2. We have reviewed your response to prior comment 2 in our letter dated July 6, 2006 and prior comment 5 in our letter dated May 19, 2006. You have indicated to us that your goodwill was recoverable as of December 31, 2005, based on an assumed fair value of almost C$2.4 billion. This valuation was based on financial projections that assumed significantly higher cash flows than what you have generated in the past. The basis for the assumptions surrounding this valuation remains unclear. In addition, this valuation is in sharp contrast to your recent market capitalization of less than C$1.0 billion, your net book value of C$1.1 billion at December 31, 2005, and Georgia Gulf's recent offer of C$1.7 billion.

Nonetheless, we acknowledge that fair value estimates are subjective and that management is in the best position to determine the estimated value of the company. You have indicated that you intend to write-off C$26 million of goodwill during the second quarter of 2006. Accordingly, while we remain skeptical of the goodwill amounts recorded as of December 31, 2004, December 31, 2005, and March 31, 2006, and while we urge you to reconsider recoverability of the goodwill at these dates, we have no further comments with respect to the realizability of the goodwill on these dates.

However, based on your present disclosures, we are concerned that investors may be surprised by the C$26 million write-off of goodwill in the second quarter of 2006, particularly because investors did not have any insight regarding the risks, uncertainties, and assumptions underlying your goodwill impairment tests in 2006, 2005 and 2004. Accordingly, please amend your 2005 40-F report to disclose the following in your critical accounting policies:
- The amount of goodwill allocated to each reporting unit,
- The carrying value of each reporting unit,
- The estimated fair value of each reporting unit,
- The significant assumptions involved in estimating the fair value of each reporting unit, including estimated growth rates in revenues, cash flows,

Jim Lawn
Royal Group Technologies Ltd.
August 11, 2006
Page 3

> capital expenditures and working capital, and the cash flows discount rate and the terminal value multiplier,
>
> - Your basis for each of these assumptions, including a comprehensive explanation as to how the cyclical nature of your operations was factored into your long-term forecast, since it appears that you are assuming perpetual growth when historically your growth has varied along with the economic cycle,
> - A comprehensive discussion as to why the projected entity value of C$2.4 billion at December 31, 2005 was more than twice your market value,
> - A sensitivity analysis of reasonably likely changes in your assumptions,
> - The status of negotiations with potential acquirors and estimates of their proposed purchase price, and
> - Disclosure of any reasonably likely changes, events or uncertainties that will have a material effect on the realizability of goodwill and on earnings.

This information should be updated at each reporting date and include disclosures regarding how actual financial results compare to the forecasted financial results for each reporting unit, to provide investors with further insight as to whether material impairments are reasonably likely in the future. In addition, the disclosures in your second quarter Form 6-K should specifically identify the factors that arose in the second quarter of 2006 that resulted in the C$26 million write off of goodwill in that period, as compared to other periods.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3255.

Sincerely,

Nili Shah
Branch Chief